EX-12

SYRATECH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS
BEFORE FIXED CHARGES TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,
	2002	2001	2000
Excess (deficiency) of earnings available to cover fixed charges(1)
Earnings:
Income (loss) before income taxes	$(34,140)	$(13,423)	$6,739
Add: Fixed charges	22,029	23,968	25,191

Earnings, as adjusted	(12,111)	10,545	31,930

Fixed charges:
Interest on indebtness	18,457	20,497	21,902
Amortization of debt issuance costs	1,691	1,786	1,410
Portion of rents representative of the interest factor	1,881	1,685	1,879

Fixed charges	22,029	23,968	25,191

Excess (deficiency) of earnings to fixed Charges	$(34,140)	$(13,423)	$6,739

Ratio of earnings to fixed charges	—	—	1.27

(1)               For purposes of these computations, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness and amortization of debt issuance costs, plus that portion of operating lease rental expense representative of the interest factor. The ratio of earnings to fixed charges is not shown for the years ended December 31, 2002 and 2001 due to a deficiency of earnings to fixed charges.